Free Writing Prospectus Dated February 9, 2006	Filed Pursuant To Rule 433 Registration Statement No. 333-89058

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

GUARANTEED GLOBAL NOTES

SUPPLEMENTAL UNITED STATES TAXATION AND RECENT DEVELOPMENTS DISCLOSURE

Certain United States Federal Income Tax Considerations

The following discussion supplements information provided in the “Certain Tax Considerations – United States Taxation” section in the Prospectus, describes certain United States federal income tax consequences applicable to certain United States Holders as described therein, and is subject to the same limitations and qualifications as described therein. Prospective investors are urged to consult the Prospectus for additional United States federal income tax considerations relevant to the ownership of interests in the Guaranteed Global Notes of Oesterreichische Kontrollbank Aktiengesellschaft (the “Notes”). The following discussion is not to be construed as tax advice for investors.

Interest

The gross amount of interest paid on a Note (including any amounts withheld and any Additional Interest paid as described in the Prospectus section “Description of Guaranteed Debt Securities—The Terms and Conditions—Additional Interest”) will be includible in the gross income of a United States Holder as ordinary interest income at the time the interest is received or accrued, in accordance with the United States Holder’s method of accounting for United States federal income tax purposes. The interest income earned by a United States Holder will be income from sources outside the United States, which may be relevant to a United States Holder in calculating the holder’s foreign tax credit limitation.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex and United States Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

Purchase, Sale and Disposition of the Notes

Upon the sale, exchange or other disposition of a Note, a United States Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income as described above) and the United States Holder’s adjusted tax basis in the Note. A United States Holder’s initial tax basis in a Note generally will equal the cost of the Note to the holder.

Any capital gain or loss recognized by a United States Holder on the sale, exchange or other disposition of a Note will generally be United States source and will be long-term capital gain or loss if the Note has been held for more than one year at the time of the sale, exchange, or other disposition. In the case of an individual United States Holder, any such long-term gain will generally be eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations.

European Union Directive on the Taxation of Savings Income

Under the EU Council Directive 2003/48/EU on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland). Because payment on the Notes will be made outside of Austria, Austrian withholding under the Directive will not apply.

Recent Developments

Business has continued to develop satisfactorily in the course of 2005. During the year ended December 31, 2005, the volume of export financing remained relatively stable in comparison with the volume outstanding as of December 31, 2004.

In July 2005 the Austrian parliament passed an amendment to the Export Guarantees Act pursuant to which the term of the Export Guarantees Act will be extended until December 31, 2010. In addition, the parliament passed an amendment to the Export Financing Guarantees Act, pursuant to which the aggregate liability under guarantees that may be issued by Austria under that Act was increased to EUR 30 billion.

The Bank has completed the following public issues of foreign currency debt from January 1, 2005 through February 9, 2006: CHF 300,000,000 1.75% Guaranteed Notes due January 28, 2010; CHF 300,000,000 2.75% Guaranteed Notes due January 28, 2020; CHF 200,000,000 2.875% Guaranteed Notes due February 25, 2030; USD 1,000,000,000 4.50% Guaranteed Notes due March 9, 2015; CHF 150,000,000 2.875% Guaranteed Notes due February 25, 2030; CHF 250,000,000 1.625% Guaranteed Notes due October 2011; CHF 250,000,000 2.125% Guaranteed Notes due October 2018; and USD 1,000,000,000 4.25% Guaranteed Notes due October 2010. The aggregate indebtedness incurred by the Bank through the issuance of foreign currency-denominated debt through February 9, 2006 amounted to EUR 2.68 billion or USD 3.20 billion, translated into euro at the exchange rates prevailing on the date the loans were made.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312505104664/dposam.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +1 212 834 4533.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS

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